Felt+Fat

Graham Brosius <[redacted]>

Invest in Felt+Fat

Felt+Fat <info@feltandfat.com>
To: Graham Brosius <[redacted]>

Fri, Oct 18, 2024 at 10:06 AM

Felt+Fat


Invest in Felt+Fat
Be a part of our future.

We are expanding in a **BIG** way

Hi Friend,

This is Nate Mell, the founder of Felt+Fat. I'm writing to share how you can be a part of the future of American pottery manufacturing.

Recently, we raised over two million dollars to help us expand into a new 26,000 square foot production facility - that's over five times the size of our previous space. This new facility will mean an end to lead times, the beginning of new product development and importantly, dozens of new jobs for our Kensington, Philadelphia community.

Here's where you come in: we've partnered with WeFunder to put together a community capital investment round so that our direct customers and supporters can become shareholders in the business. For as little as $100 you can now become an investor in Felt+Fat!

I'm reaching out to friends of the brand like you before this campaign

goes live next week to ask for your early support. By joining early, you will be on the ground floor of this venture and you'll help inspire others to come along.

Ready to join in? Click the link below to learn more. Do you have questions? I'm available to talk any time. Feel free to write back or even call.

We're really excited to share this next step in our journey with you. Your investment will help shape the future of this company and the future of American pottery manufacturing.

Nate

Learn More



Felt+Fat 3401 I St #302 Philadelphia, Pennsylvania 19134